

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via Email
Carolyn C. Shelton
Chief Executive Officer
SMSA Crane Acquisition Corp.
1397 Dominion Plaza, Suite 100
Tyler, TX 75703

>        **Re:    SMSA Crane Acquisition Corp.**
>        **Item 4.01 Form 8-K**
>        **Filed July 24, 2013**
>        **File No. 000-53800**

Dear Ms. Shelton:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ James Allegretto

                                        James Allegretto
                                        Senior Assistant Chief Accountant